Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
The following letter was first distributed to the customers of Continental’s Cargo division on May 3, 2010
Dear Valued Partner:
As an important business partner, we are excited to share with you information about today’s announcement that Continental Airlines and United Airlines have agreed to combine in a merger of equals. The combined company will create the world’s leading airline, providing unmatched benefits and service for cargo, business and leisure travelers and enhanced opportunities for our clients in corporate and retail travel.
The new airline, to be called United Airlines, with Continental’s livery, logo and colors, will offer exceptional international gateways to Asia, Europe, Latin America and the Middle East from anywhere in the United States. The new airline will have ten hubs, including hubs in the four largest U.S. cities. The combined company will also continue to provide service to all of the communities that Continental and United currently serve, which encompasses 370 destinations in 59 countries.
Our new airline will combine our shared commitment to customer service with industry-leading on-time performance and a truly unparalleled global network. We will be positioned to continue our investment in globally competitive products, upgrade technology, refurbish and replace older aircraft, and implement best-in-class practices of both airlines.
For travelers, we will offer the industry’s leading loyalty program, providing access to more benefits than any other program, with more ways to earn and redeem miles. As members of Star Alliance, we will provide loyalty program members with the opportunity to use miles for award travel with partner airlines to more than 1,000 destinations around the world.

Although announced today, the merger is expected to close only after it is approved by shareholders, undergoes regulatory clearance, and certain other closing conditions are met. We are working to obtain these approvals and clearances efficiently and hope to close the merger in the fourth quarter of this year.
Until then, we will each operate as independent companies, each focused on driving improvements in our respective businesses. Your current Continental and United relationships and contracts will also remain in place. You should continue to work with your Continental and United account/sales managers, who will reach out to you in the near future to further discuss this exciting event.
Today’s announcement is just the first step in the merger process. Based on our ongoing codeshare and joint venture partnerships and collaboration in Star Alliance, we are confident that we can successfully and seamlessly integrate our companies after closing, with the primary goal of serving you better and earning more of your business.
As noted previously, until that time, Continental and United will be operating independently and all contracts with each of us remain in force as written. We look forward to continuing to work together with you and are committed to keeping you advised as developments occur.
More information on the merger can be found at www.unitedcontinentalmerger.com. Regular updates will also be posted on this site.
Thank you for being a valued business partner of Continental and United Airlines. We look forward to further strengthening our relationship and serving you on the new airline in the future.
Warmest regards,
Sr. Director, Cargo Global Sales and Marketing
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.